APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Granite Coast Brewing Inc.

Profit and Loss Comparison

January - December 2020

	TOTAL		
	JAN - DEC 2020	JAN - DEC 2019 (PY)	CHANGE
Income			
Sales of Product Income	174,864.86	129,448.72	45,416.14
Total Income	**$174,864.86**	**$129,448.72**	**$45,416.14**
Cost of Goods Sold			
Cost of Goods Sold	33,409.10	7,451.13	25,957.97
Total Cost of Goods Sold	**$33,409.10**	**$7,451.13**	**$25,957.97**
GROSS PROFIT	**$141,455.76**	**$121,997.59**	**$19,458.17**
Expenses			
Advertising & Marketing	3,665.52	750.39	2,915.13
Amortization	4,875.62	3,250.41	1,625.21
Annual Report	456.00		456.00
Bank Charges & Fees	147.00	78.00	69.00
Car & Truck	275.56		275.56
Consultant		1,880.00	(1,880.00)
Contractors	13,872.86	17,847.63	(3,974.77)
Depreciation	28,479.12	12,927.80	15,551.32
Donation	380.00		380.00
Insurance	9,366.57	7,654.77	1,711.80
Interest Paid	3,554.08	4,928.41	(1,374.33)
Lease Expenses	2,141.54	2,228.04	(86.50)
Meals & Entertainment	692.11	349.51	342.60
Office Supplies & Software	967.55	417.32	550.23
Permits	275.00	600.00	(325.00)
Rent & Lease	48,809.22	23,158.75	25,650.47
Repairs & Maintenance	5,823.58	4,402.67	1,420.91
Storage		494.60	(494.60)
Supplies	8,880.87	23,067.91	(14,187.04)
Taxes & Licenses	272.52	600.00	(327.48)
Tolls		75.00	(75.00)
Travel	764.27		764.27
Utilities	9,630.70	9,293.79	336.91
Water		606.02	(606.02)
Total Expenses	**$143,329.69**	**$114,611.02**	**$28,718.67**
NET OPERATING INCOME	**$ (1,873.93)**	**$7,386.57**	**$ (9,260.50)**
Other Income			
Interest Income	34.68	21.61	13.07
Total Other Income	**$34.68**	**$21.61**	**$13.07**
NET OTHER INCOME	**$34.68**	**$21.61**	**$13.07**
NET INCOME	**$ (1,839.25)**	**$7,408.18**	**$ (9,247.43)**

Granite Coast Brewing Inc.

Balance Sheet Comparison

As of December 31, 2020

	TOTAL		
	AS OF DEC 31, 2020	AS OF DEC 31, 2019 (PY)	CHANGE
ASSETS			
Current Assets			
Bank Accounts			
Santander Checking	21,493.73	6,873.84	14,619.89
Santander Savings	15,552.23	14,017.55	1,534.68
Total Bank Accounts	**$37,045.96**	**$20,891.39**	**$16,154.57**
Other Current Assets			
Ask Client Deposit	0.00	0.00	0.00
Due to/from Jeff	(285.99)		(285.99)
Total Other Current Assets	**$ (285.99)**	**$0.00**	**$ (285.99)**
Total Current Assets	**$36,759.97**	**$20,891.39**	**$15,868.58**
Fixed Assets			
A/A Deferred Finance Costs	(2,070.65)	(828.26)	(1,242.39)
A/A Startup Expenses	(6,055.38)	(2,422.15)	(3,633.23)
A/D Computer Equipment	(4,974.35)	(1,475.87)	(3,498.48)
A/D Equipment	(15,640.55)	(4,282.27)	(11,358.28)
A/D Leasehold Improvements	(20,792.02)	(7,169.66)	(13,622.36)
Computer Equipment	8,516.44	7,379.35	1,137.09
Deferred Finance Costs	12,423.94	12,423.94	0.00
Equipment	34,721.19	29,975.96	4,745.23
Improvements	143,393.28	143,393.28	0.00
Start Up Expenses	54,498.46	54,498.46	0.00
Total Fixed Assets	**$204,020.36**	**$231,492.78**	**$ (27,472.42)**
TOTAL ASSETS	**$240,780.33**	**$252,384.17**	**$ (11,603.84)**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Credit Cards			
Capital One Spark	2,840.16	10,035.54	(7,195.38)
Total Credit Cards	**$2,840.16**	**$10,035.54**	**$ (7,195.38)**
Other Current Liabilities			
Century Bank and Trust	115,371.24	117,940.45	(2,569.21)
Total Other Current Liabilities	**$115,371.24**	**$117,940.45**	**$ (2,569.21)**
Total Current Liabilities	**$118,211.40**	**$127,975.99**	**$ (9,764.59)**
Long-Term Liabilities			
Loan from Robert's Father-in-law	10,000.00	10,000.00	0.00
Total Long-Term Liabilities	**$10,000.00**	**$10,000.00**	**$0.00**
Total Liabilities	**$128,211.40**	**$137,975.99**	**$ (9,764.59)**
Equity			
Capital Contribution - Jeff	57,000.00	57,000.00	0.00
Capital Contribution - Robert	50,000.00	50,000.00	0.00
Retained Earnings	7,408.18		7,408.18
Net Income	(1,839.25)	7,408.18	(9,247.43)
Total Equity	**$112,568.93**	**$114,408.18**	**$ (1,839.25)**
TOTAL LIABILITIES AND EQUITY	**$240,780.33**	**$252,384.17**	**$ (11,603.84)**

Granite Coast Brewing Inc.

Statement of Cash Flows

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	7,408.18
Adjustments to reconcile Net Income to Net Cash provided by operations:	
A/A Deferred Finance Costs	828.26
A/A Startup Expenses	2,422.15
A/D Computer Equipment	1,475.87
A/D Equipment	4,282.27
A/D Leasehold Improvements	7,169.66
Capital One Spark	6,406.05
Century Bank and Trust	(6,711.87)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**15,872.39**
Net cash provided by operating activities	**$23,280.57**
INVESTING ACTIVITIES	
Computer Equipment	(7,379.35)
Equipment	(2,983.99)
Improvements	(9,844.38)
Start Up Expenses	(8,726.89)
Net cash provided by investing activities	**$ (28,934.61)**
FINANCING ACTIVITIES	
Loan from Robert's Father-in-law	10,000.00
Net cash provided by financing activities	**$10,000.00**
NET CASH INCREASE FOR PERIOD	**$4,345.96**
Cash at beginning of period	16,545.43
CASH AT END OF PERIOD	**$20,891.39**

Granite Coast Brewing Inc.

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	(1,839.25)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due to/from Jeff	285.99
A/A Deferred Finance Costs	1,242.39
A/A Startup Expenses	3,633.23
A/D Computer Equipment	3,498.48
A/D Equipment	11,358.28
A/D Leasehold Improvements	13,622.36
Capital One Spark	(7,195.38)
Century Bank and Trust	(2,569.21)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**23,876.14**
Net cash provided by operating activities	**$22,036.89**
INVESTING ACTIVITIES	
Computer Equipment	(1,137.09)
Equipment	(4,745.23)
Net cash provided by investing activities	**$ (5,882.32)**
NET CASH INCREASE FOR PERIOD	**$16,154.57**
Cash at beginning of period	20,891.39
CASH AT END OF PERIOD	**$37,045.96**

I, Jeffrey D Marquis, certify that:

1. The financial statements of Granite Coast Brewing Company Inc included in this Form are true and complete in all material respects; and
2. The tax return information of Granite Coast Brewing Company Inc included in this Form reflects accurately the information reported on the tax return for Granite Coast Brewing Company Inc for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   *Jeffrey D Marquis*

Name: Jeffrey D Marquis

Title: President